October 26, 2006
VIA EDGAR and Courier
Ms. Sara D. Kalin
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549

RE:	PHI, Inc.
 Amendment No. 1 to Registration Statement on Form S-4 submitted October 12, 2006, as amended by Amendment No. 2 to the Registration Statement on Form S-4 submitted October 26, 2006
File No. 333-135674
Dear Ms. Kalin:
On behalf of PHI, Inc., a Louisiana corporation (“PHI”), we are hereby filing with the Securities and Exchange Commission (the “SEC”) Amendment No. 2 to the above-captioned filing, which has been amended in response to comments (restated below) by the Staff of the SEC contained in its letter to PHI dated October 25, 2006.
Form S-4
Crowley, Haughey, Hanson, Toole & Dietrich (Montana opinion)
     1.      Comment: You assume the legal capacity and corporate powers of the parties to “the Indenture, the Unregistered Notes, and all other documents by the parties thereto.” Please note that you may not assume Sky Leasing’s corporate and legal authority. Please revise the first full sentence on the second page of your opinion accordingly.
Response: The first full sentence on the second page of the opinion has been revised to reflect that the legal capacity and corporate powers of Sky Leasing, LLC are not being assumed.
     2.      Comment: It is not appropriate to assume valid consideration in support of the guarantee by Sky Leasing. Please delete the final sentence in the spillover paragraph at the top of the second page of your opinion.
Response: The final sentence in the spillover paragraph at the top of the second page of the opinion has been deleted.
For the Staff’s convenience, we are delivering to you via courier five courtesy copies of Amendment No. 2 and marked copies of the revised exhibit 5.4.

Ms. Sara D. Swain
United States Securities and Exchange Commission
October 26, 2006

If you have questions with respect to any of the issues addressed above, please do not hesitate to call me at (713) 220-5836 or Michael J. McCann of PHI, Inc. at (337) 235-2452.

Very truly yours, Jennifer De la Rosa

cc:	Mr. Daniel Morris
Securities and Exchange Commission

Mr. Michael McCann
PHI, Inc.